

October 27, 2021

Arthur Cohen
Chief Executive Officer
HealthCor Catalio Acquisition Corp.
55 Hudson Yards, 28th Floor
New York, NY 10001

   Re: HealthCor Catalio Acquisition Corp.
     Amendment No. 2 to
     Registration Statement on Form S-4
     Filed October 13, 2021
     File No. 333-259148

Dear Mr. Cohen:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors, page 97

1. We note your risk factor on page 96 that indicates you identified a significant deficiency in your internal control over financial reporting as of June 30, 2021. Additionally, this disclosure further states that your misclassification of the Class A ordinary shares was quantitatively material to individual line items within the balance sheet, but not material to your reported financial position and is qualitatively immaterial to your financial statements. Please respond to the following:
   - Provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements;

- Explain in further detail how you concluded the error resulted from a significant deficiency in your internal control over financial reporting, instead of a material weakness; and
- Explain why you believe that the industry-wide issues and related insufficient risk assessment of the underlying accounting for certain instruments led to your conclusion that the misclassification of the Class A ordinary shares represents a significant deficiency.

Background of the Business Combination, page 122

2. We note the changes made in response to prior comment number 2 and we reissue the comment in part. With reference to the disclosure at the bottom of page 124 and top of page 125, please provide tabular disclosure of the results of the comparable company analysis performed by HealthCor's management. The table should include each metric that was compared and present those metrics for each of the comparable companies as well as the combined Hyperfine and Liminal entity.

    You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Debbie P. Yee, P.C.